UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __)

GLUCOTRACK, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

45824Q507

(CUSIP Number)

September 5, 2024

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(c)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 5 Pages

CUSIP No. 45824Q507	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Drew Sycoff
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION - USA
5.	SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 321,264 Shares (1) (2) (3)
6.	SHARED VOTING POWER - None
7.	SOLE DISPOSITIVE POWER – 321,264 Shares (1) (2) (3)
8.	SHARED DISPOSITIVE POWER – None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 321,264 Shares (1) (2) (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
The aggregate amount in Row 9 represents the maximum amount of shares that Drew Sycoff can beneficially control under a contractually stipulated 4.99% ownership restriction. The full exercise of Drew Sycoff’s securities would exceed this restriction.
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.864% (1) (2) (3)
12.	TYPE OF REPORTING PERSON IN

(1)	Based on 5,478,436 shares outstanding as of August 19, 2024 as reported in the Definitive Schedule 14A filed by the Issuer on August 19, 2024.

(2)	Does not include 23,299 shares of common stock owned directly by Andrew Garrett, Inc. of which the Reporting Person is the Chief Executive Officer. The Reporting Person disclaims beneficial ownership of the securities owned by Andrew Garrett, Inc. except to the extent of his pecuniary interests therein.

(3)	Does not include 515,187 shares of common stock owned directly by Alma Diversified Holdings LLC, an entity owned by the wife of the Reporting Person. Mr. Sycott disclaims beneficial ownership of the securities owned by Alma Diversified Holdings LLC except to the extent of his pecuniary interests therein.

CUSIP No. 45824Q507	13G	Page 3 of 5 Pages

ITEM 1 (a) NAME OF ISSUER: GlucoTrack, Inc.

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

301 Rt 17 North, Suite 800, Rutherford, NJ 07070

ITEM 2 (a) NAME OF PERSON FILING: Drew Sycoff

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

1294 Albany Post Rd., Gardiner, NY 12525

ITEM 2 (c) CITIZENSHIP: USA

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Shares, $0.001 par value per share, and Common Stock Purchase Warrants

ITEM 2 (e) CUSIP NUMBER: 45824Q507

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: 321,264 Shares (1) (2) (3)

(b) PERCENT OF CLASS: 5.864% (1) (2) (3)

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE

321,264 Shares (1) (2) (3)

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

321,264 Shares (1) (2) (3)

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

CUSIP No. 45824Q507	13G	Page 4 of 5 Pages

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

CUSIP No. 45824Q507	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2024
(Date)

/s/ Drew Sycoff
(Signature)

Drew Sycoff
(Name/Title)